UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934

For the month of January, 2021 (Report No. 4)

Commission File Number: 000-51694

Prion Network Ltd.
(Translation of registrant’s name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

PERION NETWORK LTD. ANNOUNCES CLOSING OF $66 MILLION FOLLOW-ON OFFERING OF ORDINARY SHARES

On January 20, 2021, Perion Network Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), relating to an offering (the “Offering”) of an aggregate of 5,738,500 ordinary shares of the Company, par value NIS 0.03 per share (the “Ordinary Shares”), including the exercise in full of the Underwriters’ option to purchase an additional 748,500 Ordinary Shares, at the public offering price of $11.50 per Ordinary Share, less underwriting discounts and commissions. The Offering closed on January 22, 2021. The gross proceeds from the Offering were approximately $66 million, before deducting underwriting discounts and commissions and other offering expenses.

The Company intends to use the net proceeds from the Offering as additional working capital, for funding the growth of its business, including potentially, funding any merger or acquisition opportunities that may arise with companies that have products, services and technologies that are complementary to its business, and for general corporate purposes.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (File No. 333-238020), including the prospectus dated May 6, 2020, as supplemented by the prospectus supplement dated January 20, 2021.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Meitar | Law Offices  relating to legality of the issuance and sale of the Ordinary Shares pursuant to the Underwriting Agreement is filed herewith as Exhibit 5.1.

A copy of the press release announcing the closing and the full exercise of the Underwriters’ option to purchase additional Ordinary Shares is furnished as Exhibit 99.1 to this Form 6-K.

This report on Form 6-K, excluding exhibit 99.1, shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: January 22, 2021

EXHIBIT INDEX

Exhibit No.	Description
1.1
Underwriting Agreement, dated as of January 20, 2021, by and between the Company, Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto.

5.1	Opinion of Meitar | Law Offices Israeli legal counsel of the Company.
23.1	Consent of Meitar | Law Offices, Israeli legal counsel of the Company (included in Exhibit 5.1).
99.1	Press release announcing the closing and the full exercise of the Underwriters’ option to purchase additional shares.